Exhibit 16

Goldstein Schechter Koch
Certified Public Accountants and Consultants

January 7, 2011

Securities and Exchange Commission
1000 F Street, NE
Washington, DC 20549-6561

We are the succeeding independent registered public accounting firm to Kramer, Weisman & Associates, LLP ("Kramer") which was the independent registered public accounting firm that audited the consolidated financial statements of Ocean Bio-Chem, Inc. and Subsidiaries (the "Company") as of and for the years ended December 31, 2009 and 2008.

We have been furnished with a copy of the responses to item 4.01 of Form 8-K to be filed by the Company with respect to the change in the Company's certifying independent registered public accounting firm effective January 1, 2011, which report is to be filed by the Company with you.

We agree with the statements made in response to that item insofar as they relate to Kramer and this firm.

Very truly yours,

/s/ Goldstein Schechter Koch, PA
Goldstein Schechter Koch, PA